UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

VALASSIS COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

918866104

(CUSIP Number of Class of Securities)

Todd L. Wiseley, Esq.

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carol Anne Huff, Esq.

R. Henry Kleeman, Esq.

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on January 6, 2014 by Valassis Communications, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by V Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of Valassis Communications, Inc.’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $34.04 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated January 6, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the paragraph captioned “1. No Stockholder Participation in Future Earnings or Growth or any Future Recovery in the News Corporation Litigation” in the subsection “Reasons for the Recommendation of the Board” under the heading “Background of the Offer; Reasons for the Recommendation of the Board” to read as follows:

“1. No Stockholder Participation in Future Earnings or Growth or any Future Recovery in the News Corporation Litigation

The nature of the Offer and the Merger as a cash transaction would necessarily prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company, as well as ending their exposure to risk of loss or diminution of value of their investment in the Company. In this regard, the holders of Shares would not benefit from, among other things, any future recovery by the Company resulting from the Company’s litigation with News Corporation and certain of its affiliates (collectively, “News Corporation”). Because of the preliminary stage of the litigation, the timing and amount of any recovery was not estimable. Considering the entirety of the circumstances facing the Company, including taking into account the pending litigation, and recognizing that the agreed-upon price per Share would represent a full and final payment in respect of the Shares should the Offer and the Merger be consummated, the Board concluded that the agreed-upon price per Share, particularly taking into account Parent’s agreement to increase Parent’s offer price per Share and to permit the Company to pay the Company’s regular fourth quarter dividend of $0.31 per Share, was fair to holders of Shares.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the third paragraph under the heading “Financial Projections.” and inserting two additional paragraphs thereafter as follows:

“Because of the inherent uncertainty of any projection and the difficulties the Company has faced in connection with projecting fiscal year performance, the Company’s management performed various sensitivity analyses on the Enhanced Growth Projections and in connection therewith developed a risk-adjusted forecast that is labeled below “Growth Projections.” The Growth Projections were provided to the Board and to J.P. Morgan, but not to Parent or the other parties that participated in the sales process (except that J.P. Morgan and the Company’s Chief Financial Officer discussed with Parent the Company’s expected guidance for 2014 EBITDA, which the Company intended to publicly disclose in mid-December, which amount is the same as the Growth Projections for 2014). The Growth Projections assume that the Company realizes some, but not all, of the benefits from the Company’s strategic growth initiatives. The Growth Projections assume, among other things, that (i) the shared mail business will achieve a 2.4% revenue CAGR between 2013 and 2018, with post-stock based compensation EBITDA margins remaining at 14.9% from 2013 through 2018; and (ii) the overall impact of the Company’s strategic growth initiatives would be to generate a total revenue CAGR of 3.1% from 2013 through 2018 with post-stock based compensation EBITDA margins increasing from 12.9% in 2013 to 14.8% in 2018. Because of the inherent uncertainty in assessing the likelihood that the Company will be able to realize the full benefit from its various strategic growth initiatives, the Company’s management has, and advised the Board that the Company’s management has, a higher degree of confidence in the Company’s ability to achieve the Growth Projections than the Enhanced Growth Projections. Consequently, the Board directed J.P. Morgan to utilize the Growth Projections in connection with its fairness opinion. The EBITDA numbers referred to in “Description of Fairness Opinion” represent Adjusted EBITDA after stock based compensation expense as set forth in the Growth Projections, as further adjusted to add back losses relating to the Company’s successful exit from unprofitable businesses, reflecting the Company’s projected disposition of those businesses.

In developing the financial projections, the Company’s management considered, among other things, the potential effects of a cost-saving program that it had recently developed entitled Project Archer, which was an internal initiative intended to be undertaken independent of the Board’s consideration of potential strategic alternatives. Project Archer was developed in anticipation of continued challenges the business was expected to be facing, without any assurance that the cost savings, if any, that Project Archer could generate would mitigate such challenges. Project Archer included the following potential initiatives: (1) divesting a line of business, (2) streamlining of the Company’s Neighborhood Targeted business, (3) reorganizing sales/marketing, (4) executing the “SimplifyUS” project (which was designed to create efficiencies and support multi-product solutions and new product introductions), (5) completing a “tuck-in” acquisition and (6) overall cost-cutting. The Board was informed of management’s estimate that, assuming the successful execution of each of the foregoing initiatives, Project Archer could contribute up to $34.7 million of EBITDA annually to the Company’s financial results beginning in the 2014 fiscal year on a run-rate basis, and that approximately $21.7 million of such run-rate EBITDA contribution (all except for the amount of savings to be derived from the potential divestiture of a line of business) was included within the Growth Projections and Enhanced Growth Projections beginning in 2014.

The Board subsequently approved the 2014 portion of the Growth Projections as the basis for what would have been the Company’s public guidance for the 2014 fiscal year that was to be announced on December 18, 2013 assuming the Company continued to operate as a standalone company (that is, were the Merger Agreement not executed or the Merger not consummated). The Board and management had a higher degree of confidence in the Company’s ability to achieve the Growth Projections (including the anticipated impact of the Project Archer cost savings) than the Enhanced Growth Projections.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting after the subsection “Financial Projections.” the following additional subsections:

“Discounted Cash Flow Analysis based upon the Enhanced Growth Projections.

At the Board’s December 16, 2013 meeting, in addition to and not as part of its fairness analysis and for reference purposes only, J.P. Morgan presented to the Board the results of a discounted cash flow analysis of the Company based upon (i) the Enhanced Growth Projections (see “Financial Projections”) and (ii) extrapolations of such forecasts (which were approved by Company’s management solely to be used for reference purposes within J.P. Morgan’s valuation analysis) for fiscal years 2019 through 2023, applying (A) gradually declining revenue growth rates from the 2018 revenue growth rate assumed in the Enhanced Growth Projections (3.5% in 2019, 2.8% in 2020, 2.0% in 2021, 1.3% in 2022 and 0.5% in

2023) and (B) an EBITDA margin for each such fiscal year equal to the 2018 Enhanced Growth Projections EBITDA margin. J.P. Morgan also calculated a range of terminal values for the Company at the end of the ten-year period ending 2023 by applying a terminal growth rate ranging from 0.0% to 1.0% to the Company’s unlevered free cash flow in 2023 based upon the Enhanced Growth Projections. The unlevered free cash flows and the terminal firm values were then discounted to present values using a range of discount rates from 11.25% to 12.25%. This discount rate range was based upon J.P. Morgan’s analysis of the Company’s weighted average cost of capital. Based on the foregoing, this analysis indicated an implied per share price range for the Company common stock, rounded to the nearest $0.25, of $40.25 to $46.50. The Board determined not to rely upon the foregoing analysis as a factor in determining the fairness of the Offer to the Company’s stockholders because, as discussed above, the Company’s management advised the Board that the Company’s management has a higher degree of confidence in the Company’s ability to achieve the Growth Projections than the Enhanced Growth Projections. More specifically, the Board considered that the Enhanced Growth Projections assumed a sharp and sustained reversal of a variety of existing challenges facing the Company’s business, and the Board did not believe it would be prudent or reasonable to assume such an outcome as a basis to value the Company. Consequently, the Board directed J.P. Morgan to use only the discounted cash flow analysis based on the Growth Projections in connection with its fairness opinion.

Litigation against News Corporation.

On November 8, 2013, the Company filed a complaint against News Corporation in the U.S. District Court for the Eastern District of Michigan. The action is captioned Valassis Communications Inc. v. News Corp., et al., Civ. Action 2:13 cv-14654-AJT-PJK. The complaint alleges that News Corporation has engaged in anticompetitive practices in the free-standing inserts and in-store promotions businesses in violation of federal and state antitrust laws, as well as various state tort claims. The complaint alleges that the Company has suffered damages in excess of $560 million as a result of News Corporation’s allegedly unlawful conduct and seeks to recover three times its actual damages pursuant to certain statutory damages provisions. On December 19, 2013, defendants in the lawsuit filed a motion to dismiss the action. There have been no other substantive proceedings to date in the litigation.

Discussions with Company Management.

In connection with seeking the contemplated financing for the Offer and the Merger, Parent provided prospective debt financing sources with a presentation that refers to the track records of members of the executive management teams of each of Parent and the Company, including each company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. No agreements, understandings or other arrangements for the retention of any such executives of the Company following the closing of the Merger have been reached, and as of the date hereof no executive officer of the Company has been requested to commit to continue his or her employment with the Company following the closing of the Merger, nor is the retention of any executive officer of the Company a condition to the Offer or the Merger or the financing transactions in connection with the Offer and the Merger. In the ordinary course of Parent’s due diligence efforts in evaluating a potential transaction with the Company, certain officers of the Company, including the Company’s Chief Financial Officer, were asked by Parent whether they had interest in remaining with the Company following the Merger. No particular position or terms were discussed with any executive and as of the date hereof, Parent has made no decisions with respect to any such persons or positions.”

Item 8 of the Schedule 14D-9 is hereby further amended by amending and restating the last sentence of the paragraph under the heading “Forward-Looking Statements.” as follows:

“However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 24, 2014

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Todd L. Wiseley
Name:	Todd L. Wiseley
Title:	General Counsel and Corporate Secretary

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